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                             September 28, 2021

       Dipal Doshi
       President and Chief Executive Officer
       Entrada Therapeutics, Inc.
       6 Tide Street
       Boston, MA 02210

                                                        Re: Entrada
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
15, 2021
                                                            CIK No. 0001689375

       Dear Mr. Doshi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted September 15, 2021

       Prospectus Summary, page 1

   1.                                                   We note your response
to our prior comment number 1. To state that your EEV
                                                        therapeutic candidates
are efficient with respect to pharmacological effect and specific with respect to the
engagement or involvement with a desired intracellular target of interest implies that
your product candidates are effective. Please remove these statements and all similar
statements as this determination is solely within the authority of the FDA and comparable
regulatory bodies.
 Dipal Doshi
FirstName LastNameDipal
Entrada Therapeutics, Inc. Doshi
Comapany 28,
September NameEntrada
              2021       Therapeutics, Inc.
September
Page 2    28, 2021 Page 2
FirstName LastName
Business, page 112

2. We note your response to our prior comment number 7. Comparisons to other available treatments require head-to-head trials. Given these are not head-to-head trials, please remove these statements.

       You may contact Jeanne Bennett at 202-551-3606 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Arthur R. McGivern, Esq.